Death Benefit Options	Charge*
One-Year Enhanced Death Benefit Option1	0.20%
One-Month Enhanced Death Benefit Option2	0.35%
Combination Enhanced Death Benefit Option2	0.45%

*The charges shown are the annualized rates charged as a percentage of the Daily Net Assets of the Variable Account.

1The One-Year Enhanced Death Benefit is only available for contracts with Annuitants age 80 or younger at the time of application.

2The Combination Enhanced Death Benefit Option and the One-Month Enhanced Death Benefit Option are only available for contracts with Annuitants age 75 or younger at the time of application.

For more information about the standard and optional death benefits, please see the “Death Benefit Calculations” provision.

Beneficiary Protector II Option

A Beneficiary Protector II Option is available under the contract at the time of application.  This option is only available for contracts with Annuitants age 75 or younger at the time of application.  If the Contract Owner of an eligible contract elects the Beneficiary Protector II Option, Nationwide will deduct an additional charge at an annualized rate of 0.35% of the Daily Net Assets of the Variable Account.  Additionally, allocations made to the Fixed Account will be assessed a fee of 0.35%.

10% Lifetime Income Option

The 10% Lifetime Income Option is available under the contract at the time of application.  The Contract Owner (or the Annuitant in the case of a non-natural Contract Owner) must be between age 45 and 85 at the time of application.

If the Contract Owner elects the 10% Lifetime Income Option, Nationwide will deduct an additional charge not to exceed 1.20% of the Current Income Benefit Base, which is the amount upon which the annual benefit is based.  The current charge for the 10% Lifetime Income Option is 1.00% of the Current Income Benefit Base.  The charge is deducted on each Contract Anniversary and is taken from the Sub-Accounts proportionally based on contract allocations at the time the charge is deducted.

5% Lifetime Income Option

The 5% Lifetime Income Option is available under the contract at the time of application for contracts issued in the State of New York.  The Contract Owner (or the Annuitant in the case of a non-natural Contract Owner) must be between age 45 and 85 at the time of application.

If the Contract Owner elects the 5% Lifetime Income Option, Nationwide will deduct an additional charge not to exceed 1.00% of the Current Income Benefit Base, which is the amount upon which the annual benefit is based.  The current charge for the 5% Lifetime Income Option is 0.85% of the Current Income Benefit Base.  The charge is deducted on each Contract Anniversary and is taken from the Sub-Accounts proportionally based on contract allocations at the time the charge is deducted.

10% and 5% Spousal Continuation Benefit

The 10% or 5% Spousal Continuation Benefit is only available for election at the time of application if and when the 10% or 5% Lifetime Income Option is elected, respectively (except that the 10% Spousal Continuation Benefit is not available in the State of New York).  The Contract Owner’s spouse (or the Annuitant’s spouse in the case of a non-natural Contract Owner) must be between age 45 and 85 at the time of application.  If the Contract Owner elects the 10% Spousal Continuation Benefit, Nationwide will deduct an additional charge not to exceed 0.30% of the Current Income Benefit Base.  Currently, the charge for the 10% Spousal Continuation Benefit is 0.20% of the Current Income Benefit Base.  If the Contract Owner elects the 5% Spousal Continuation Benefit, Nationwide will deduct an additional charge equal to 0.15% of the Current Income Benefit Base.  The charge is deducted at the same time and in the same manner as the respective Lifetime Income Option charge.

Charges for Optional Benefits

The charges associated with optional benefits are assessed prior to annuitization.

Underlying Mutual Fund Annual Expenses

The underlying mutual funds charge fees and expenses that are deducted from underlying mutual fund assets.  These fees and expenses are in addition to the fees and expenses assessed by the contract.  The prospectus for each underlying mutual fund provides information regarding the fees and expense applicable to the fund (see “The Variable Account and Underlying Mutual Funds” for information on how to obtain an underlying mutual fund prospectus).

Short-Term Trading Fees

Some underlying mutual funds may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.  Any short-term trading fee assessed by any underlying mutual fund available in conjunction with the contracts described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading.

Annuity Payments

On the Annuitization Date, annuity payments begin (see , “Annuity Commencement Date” and “Annuitization , ” for more information) .  Annuity payments will be based on the annuity payment option chosen prior to annuitization.  Annuity payments will generally be sent within 3 days after each annuity payment date and received by the Annuitant within 7 to 10 days thereafter.

Taxation

(1)	How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against

(4)	The Lifetime Withdrawal Percentage will be based on the age of the younger spouse as of the date of the first surrender from the contract.

(5)
One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.  For contracts issued as IRAs and Roth IRAs, only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner.

(6)	Both spouses must be named as beneficiaries. For contracts with non-natural owners, both spouses must be named as Co-Annuitants.

(7)	No person other than the spouse may be named as Contract Owner, Annuitant or beneficiary.

(8)
If both spouses are alive upon annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose continuation of life any annuity payments involving life contingencies depend (for IRA and Roth IRA contracts, this person must be the Contract Owner).

Note: The Spousal Continuation Benefit is distinct from the Spousal Protection Feature associated with the death benefits. The Spousal Continuation Benefit allows a surviving spouse to continue receiving the lifetime income payments associated with the elected Lifetime Income Option.  In contrast, the Spousal Protection Feature is a death benefit bump-up feature associated with the death benefits.

Marriage Termination

If, prior to taking any surrenders from the contract, the marriage terminates due to divorce, dissolution, or annulment, the Contract Owner may remove the Spousal Continuation Benefit from the contract. Nationwide will remove the benefit and the associated charge upon the Contract Owner’s written request and evidence of the marriage termination satisfactory to Nationwide.  Once the Spousal Continuation Benefit is removed from the contract, the benefit may not be re-elected or added to cover a subsequent spouse.

If, after taking any surrender from the contract, the marriage terminates due to divorce, dissolution, or annulment, the Contract Owner may not remove the Spousal Continuation Benefit from the contract.

Risks Associated with Electing the Spousal Continuation Benefit

There are situations where a Contract Owner who elects the Spousal Continuation Benefit will not receive the benefits associated with the option.  This will occur if:

(1)	your spouse (co-annuitant) dies before you;

(2)	the contract is annuitized; or

(3)	withdrawals are taken after the withdrawal start date and the marriage terminates due to divorce, dissolution, or annulment.

Additionally, in the situations described in (1) and (3) above, not only will the Contract Owner not receive the benefits associated with the Spousal Continuation Benefit, but he/she must continue to pay for the option and comply with all of the terms and conditions associated with the respective Lifetime Income Option, including the investment option requirements, until annuitization.

Income Benefit Investment Options

The following investment options are the only investment options available for contracts that have elected a Lifetime Income Option:

Fidelity Variable Insurance Products Fund
•	VIP Freedom 2010 Portfolio: Service Class 2
•	VIP Freedom 2020 Portfolio: Service Class 2

Nationwide Variable Insurance Trust
•	American Funds NVIT Asset Allocation Fund: Class II
•	NVIT Cardinal Balanced Fund: Class II
•	NVIT Cardinal Capital Appreciation Fund: Class II
•	NVIT Cardinal Conservative Fund: Class II
•	NVIT Cardinal Moderate Fund: Class II
•	NVIT Cardinal Moderately Conservative Fund: Class II
•	NVIT Investor Destinations Balanced Fund: Class II
•	NVIT Investor Destinations Capital Appreciation Fund: Class II
•	NVIT Investor Destinations Conservative Fund: Class II
•	NVIT Investor Destinations Moderately Conservative Fund: Class II
•	NVIT Investor Destinations Moderate Fund: Class II

Static Asset Allocation Model
•	American Funds Option (33% American Funds NVIT Asset Allocation Fund, 33% American Funds NVIT Bond Fund and 34% American Funds NVIT Growth-Income Fund)

Custom Portfolio (asset allocation models)
•	Conservative
•	Moderately Conservative
•	Balanced
•	Moderate
•	Capital Appreciation

Custom Portfolio

Custom Portfolio Asset Rebalancing Service (“Custom Portfolio”) is an asset allocation program that Contract Owners can choose to build their own customized portfolio of investments, subject to certain limitations.  Each model (listed above) is comprised of different percentages of standardized asset categories designed to meet different investment goals, risk tolerances, and investment time horizons.  Once the Contract Owner creates their Custom Portfolio, the Contract Owner’s model remains static; meaning that the percentage allocated to each underlying mutual fund will not change over time, except for quarterly rebalancing.  Contract Owners may change the underlying mutual fund allocations within their elected model, percentages within their elected model, and/or may change models and crate a new Custom Portfolio within the new model.

Only one Custom Portfolio can be created and in effect at a time and the entire Variable Account Contract Value must be allocated to the model.

For additional information about Custom Portfolios, see “Custom Portfolio Asset Rebalancing Service,” later in this prospectus.

Static Asset Allocation Model

A Static Asset Allocation Model is an allocation strategy comprised of two or more underlying mutual funds that together provide a unique allocation mix not available as a single underlying mutual fund.  Contract Owners that elect a Static Asset Allocation Model directly own Sub-Account units of the underlying mutual funds that comprise the particular model.  In other words, a Static Asset Allocation Model is not a portfolio of underlying mutual funds with one Accumulation Unit/Annuity Unit value, but rather, direct investment in a certain allocation of Sub-Accounts.  There is no additional charge associated with investing in a Static Asset Allocation Model.

The Static Asset Allocation Model is just that: static.  The allocations or “split” between one or more Sub-Accounts is not monitored and adjusted to reflect changing market conditions.  However, a Contract Owner’s investment in a Static Asset Allocation Model is rebalanced quarterly to ensure that the assets are allocated to the percentages in the same proportion that they were allocated at the time of election.  The entire contract value must be allocated to the elected model.

With respect to transferring into and out of a Static Asset Allocation Model, the model is treated like an underlying mutual fund and is subject to the “Transfers Prior to Annuitization” provision.  You may request to transfer from a model to a permitted underlying mutual fund.  Each transfer into or out of a Static Asset Allocation Model is considered one transfer event.

For additional information about the underlying mutual funds that comprise the Static Asset Allocation Model, see “Appendix A: Underlying Mutual Funds.”

Removal of Variable Account Charges

The Mortality and Expense Risk Charge and the Administrative Charge apply for the life of the contract.  The charge for each optional benefit is assessed until annuitization, except for the Beneficiary Protector II Option Charge, which is removed after the benefit associated with that feature is paid.  To remove the charge, Nationwide systematically re-rates the contract.  This re-rating results in lower contract charges, but no change in Contract Value or any other contractual benefit.

Re-rating involves two steps: the adjustment of contract expenses and the adjustment of the number of units in the contract.

The first step, the adjustment of contract expenses, involves removing the charge from the unit value calculation.  For example, on a contract where the only optional benefit elected is the Beneficiary Protector II Option, the Variable Account value will be calculated using unit values with Variable Account charges of 1.65%.  Once the benefit is paid, the charge associated with the Beneficiary Protector II option will be removed.  From that point on, the Variable Account value will be calculated using the unit values with Variable Account charges at 1.30%.  Thus, the Beneficiary Protector II Option charge is no longer included in the daily Sub-Account valuation for the contract.

The second step of the re-rating process, the adjustment of the number of units in the contract, is necessary in order to keep the re-rating process from altering the Contract Value.  Generally, for any given Sub-Account, the higher the Variable Account charges, the lower the unit value, and vice versa.  For example, Sub-Account X with charges of 1.65% will have a lower unit value than Sub-Account X with charges of 1.30% (higher expenses result in lower unit values).  When, upon re-rating, the unit values used in calculating Variable Account value are dropped from the higher expense level to the lower expense level, the higher unit values will cause an incidental increase in the Contract Value.  In order to avoid this incidental increase, Nationwide adjusts the number of units in the contract down so that the Contract Value after the re-rating is the same as the Contract Value before the re-rating.

Ownership and Interests in the Contract

Contract Owner

Prior to the Annuitization Date, the Contract Owner has all rights under the contract, unless a joint owner is named.  If a joint owner is named, each joint owner has all rights under the contract.  Purchasers who name someone other than themselves as the Contract Owner will have no rights under the contract.

On the Annuitization Date, the Annuitant becomes the Contract Owner, unless the Contract Owner is a Charitable Remainder Trust.  If the Contract Owner is a Charitable Remainder Trust, the Charitable Remainder Trust continues to be the Contract Owner after annuitization.

Contract Owners of Non-Qualified Contracts may name a new Contract Owner at any time before the Annuitization Date.  Any change of Contract Owner automatically revokes any prior Contract Owner designation.  Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

Joint Owner

Joint owners each own an undivided interest in the contract.

Non-Qualified Contract Owners can name a joint owner at any time before annuitization.  However, joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners.

Generally, the exercise of any ownership rights under the contract must be in writing and signed by both joint owners.

However, if a written election, signed by both Contract Owners, authorizing Nationwide to allow the exercise of ownership rights

Dollar Cost Averaging for Living Benefits

Nationwide may periodically offer Dollar Cost Averaging programs with the Lifetime Income Options referred to as “Dollar Cost Averaging for Living Benefits.”  Dollar Cost Averaging for Living Benefits involves the automatic transfer of a specific amount from the Fixed Account into another Sub-Account(s).  With this service, the Contract Owner benefits from the ability to invest in the Sub-Account over a period of time, thereby smoothing out the effects of market volatility.

Only new purchase payments to the contract are eligible for Dollar Cost Averaging for Living Benefits.  Nationwide reserves the right to require a minimum balance to establish this program.  Additionally, only those investment options available for the elected Lifetime Income Option are available for use in Dollar Cost Averaging for Living Benefits -- transfers may not be directed to the Fixed Account or to any investment option that is unavailable with the respective Lifetime Income Option.   If a Contract Owner elected Custom Portfolio for their Lifetime Income Option, dollar cost averaging transfers into the elected model will be allocated to the Sub-Accounts in the same percentages as the model allocations to those Sub-Accounts.   Please refer to the “Income Benefit Investment Options” chart earlier in this prospectus for the investment options available for each Lifetime Income Option.

Once a Dollar Cost Averaging for Living Benefits program has begun, no transfers among or between Sub-Accounts is permitted until the Dollar Cost Averaging for Living Benefits program is completed or terminated.  The interest rate credited on amounts applied to the Fixed Account as part of Dollar Cost Averaging for Living Benefits programs may vary depending on the Lifetime Income Option elected.

Fixed Account Interest Out Dollar Cost Averaging

Nationwide may, periodically, offer Fixed Account Interest Out Dollar Cost Averaging programs.  Fixed Account Interest Out Dollar Cost Averaging involves the automatic transfer of the interest earned on Fixed Account allocations into any other Sub-Accounts.  Fixed Account Interest Out Dollar Cost Averaging transfers may not be directed to the Fixed Account.

Transfers occur monthly or on another frequency if permitted by Nationwide.  Fixed Account Interest Out Dollar Cost Averaging transfers are not considered transfer events.  Nationwide will continue to process transfers until the Contract Owner instructs Nationwide in writing to stop the transfers.

Nationwide reserves the right to stop establishing new Fixed Account Interest Out Dollar Cost Averaging programs.

Nationwide is required by state law to reserve the right to postpone transfer of assets from the Fixed Account for a period of up to 6 months from the date of the transfer request.

Systematic Withdrawals

Systematic Withdrawals allow Contract Owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis.  Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken from the Sub-Accounts and the Fixed Account proportionately unless Nationwide is instructed otherwise.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the Contract Owner.  The Internal Revenue Service may impose a 10% penalty tax if the Contract Owner is under age 59½ unless the Contract Owner has made an irrevocable election of distributions of substantially equal payments.

A CDSC may apply to amounts taken through systematic withdrawals.  If the Contract Owner takes Systematic Withdrawals, the maximum amount that can be withdrawn annually without a CDSC is the greatest of:

(1)	10% of the net difference of purchase payments that are subject to CDSC minus purchase payments surrendered that were subject to CDSC;

(2)	an amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code; or

(3)	a percentage of the Contract Value based on the Contract Owner's age, as shown in the table below:

Contract Owner's Age	Percentage of Contract Value
Under age 59½	5%
59½ through age 61	7%
62 through age 64	8%
65 through age 74	10%
75 and over	13%

The Contract Owner's age is determined as of the date the request for Systematic Withdrawals is recorded by Nationwide's home office.  For joint owners, the older joint owner's age will be used.

If total amounts withdrawn in any Contract Year exceed the CDSC-free amount described above, those amounts will only be eligible for the CDSC-free withdrawal privilege described in the CDSC provision.  The total amount of CDSC for that Contract Year will be determined in accordance with that provision.

The CDSC-free withdrawal privilege for Systematic Withdrawals is non-cumulative.  Free amounts not taken during any Contract Year cannot be taken as free amounts in a subsequent Contract Year.

Nationwide reserves the right to stop establishing new Systematic Withdrawal programs.  Systematic Withdrawals are not available before the end of the ten-day free-look period.